07006722 ... COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
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FEB 2 8 2007
WASH, D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metropolitan West Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 San Vicente Blvd.
(No. and Street)

Los Angeles, CA 90049
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian A. Nash (704-383-2334)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Center, Suite 2500 Pittsburgh, PA 15219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian A. Nash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan West Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Finance Consultant
Title

JULIE A. DAVIS NOTARY PUBLIC My Comm. Expires Dec. 16, 2008 MECKLENBURG COUNTY, NC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members of the Management Committee
Metropolitan West Securities, LLC:

In planning and performing our audit of the financial statements of Metropolitan West Securities, LLC (the Company), an indirect wholly owned subsidiary of Wachovia Bank, N.A. (Wachovia), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members of the Management Committee, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
February 16, 2007

KPMG

METROPOLITAN WEST SECURITIES, LLC

(A Wholly Owned Subsidiary of Wachovia Bank N.A.)

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report

Members of the Management Committee
Metropolitan West Securities, LLC:

We have audited the accompanying statement of financial condition of Metropolitan West Securities, LLC (the Company), a wholly owned subsidiary of Wachovia Bank N.A., as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Metropolitan West Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
February 16, 2007

METROPOLITAN WEST SECURITIES, LLC
(A Wholly Owned Subsidiary of Wachovia Bank N.A.)

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents (notes 1 and 4)	$	7,783,478
Accounts receivable		2,708,957
Receivable from affiliate (note 4)		92,860
Property and equipment – at cost (net of accumulated depreciation of $3,652,334) (note 1)		1,549,493
Deferred tax asset		18,843,376
Other assets (note 4)		1,814,246
Total assets	$	32,792,410

Liabilities and Member's Equity

Accrued compensation and benefits	$	4,643,930
Other liabilities and accrued expenses		593,982
Income tax payable		447,337
Total liabilities		5,685,249
Member's equity:		
Member's equity (note 2)		27,107,161
Total liabilities and member's equity	$	32,792,410

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Metropolitan West Securities, LLC (the Company) is a registered investment adviser under the Investment Advisers Act of 1940 (the Advisers Act). The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Wachovia Bank N.A. (Wachovia). The Company's customers consist of corporations, pension plans, municipalities, mutual funds, and insurance companies.

The Company's business operations are composed largely of its activities as an investment advisor, which include securities lending services and fixed income asset management services. As a broker-dealer, the Company may effect securities transactions for brokerage customers; any such transactions are executed and cleared by another broker-dealer on a fully disclosed basis. The Company does not effect securities transactions as a broker-dealer for its investment advisory customers. All securities transactions for customers, whether investment advisory or brokerage customers, are effected on a delivery versus payment basis, including securities lending transactions.

The Company primarily earns fees arranging securities lending transactions in an agency capacity and has collateralization requirements in excess of 100%. The Company is exposed to credit risk as a result of its policy of indemnifying its securities lending clients against borrower default. This risk is mitigated by entering into loan and repurchase agreement transactions only with well-capitalized counterparties and by having these counterparties provide excess collateral. All exposure is marked to market daily. At December 31, 2006, there was $63.4 billion in collateral supporting $61.7 billion of customer securities on loan to borrowers. The Company's operations and activities expose it to error and/or omissions risk in fulfilling its responsibilities. Wachovia, on behalf of the Company, maintains errors and omissions insurance to limit this exposure.

(a) Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits and deposits maintained in money market funds with an affiliate.

(b) Property and Equipment

Property and equipment are stated at amortized cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the lives of the leases. Computer software developed or obtained for internal use is depreciated over five years.

(c) Income Taxes

The Company's results for the year ended December 31, 2006 will be included in the 2006 consolidated Wachovia federal tax return. Metropolitan West Securities, LLC is a limited liability company that has elected to be taxed as a corporation for federal and state income tax purposes. Pursuant to a tax-sharing agreement with Wachovia, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the Wachovia consolidated tax return. The Company also files separate company state income tax returns and is

included as part of certain state combined, consolidated, and unitary income tax return along with other subsidiaries of Wachovia.

Deferred income taxes are computed on a separate entity basis. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities Exchange Commission (SEC) and administered by the NASD. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as defined. The NASD may require a broker-dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2006, the Company's net capital ratio was 2.86 to 1, and its net capital was $1,990,465 compared with minimum net capital required of $379,017 (resulting in excess net capital of $1,611,448).

(3) Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

(4) Related Party Transactions

The significant affiliate amounts at December 31, 2006 are as follows:

Other assets	$	1,814,246
Receivable from affiliate		92,860
Money market invested cash		5,388,190

(Continued)

(5) Commitments

The Company leases its office facilities under the terms of operating leases. The aggregate future minimum annual noncancelable lease commitments are as follows as of December 31, 2006:

Year ending December 31:		
2007	$	809,504
2008		750,816
2009		633,440
2010		589,547
2011		370,080
Thereafter		2,220,480
Total	$	5,373,867

(6) Employee Benefits

The Company participates in a noncontributory, defined benefit pension plan, sponsored by Wachovia, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of Wachovia, an analysis setting forth the plan's funded status at December 31, 2006 cannot be separately determined for the Company.

The Company participates in a defined contribution retirement savings plan, sponsored by Wachovia, covering substantially all employees. Employees become eligible to participate after one full year of service. If a participant decides to contribute, a portion of the contribution is matched by Wachovia.

The Company participates in other employee benefit plans, sponsored by Wachovia, that provide healthcare, life insurance, and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, co-insurance provisions, and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of Wachovia, an analysis setting forth the funded status of the plans at December 31, 2006 cannot be separately determined for the Company.

(7) Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Cash and cash equivalents, accounts receivable, and receivable from and payable to affiliate are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of the instruments.

(Continued)

(8) Income Taxes

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the period ended December 31, 2006 are presented below:

Deferred income tax assets:		
Accrued postretirement benefits	$	32,383
Deferred compensation		1,773,915
Depreciation		155,678
Accrued expenses, deductible when paid		137,970
Intangibles		17,294,142
Deferred income tax assets		19,394,088
Deferred income tax liabilities:		
Prepaid pension expense		(549,958)
Deferred insurance commissions		(754)
Deferred income tax liabilities		(550,712)
Net deferred income tax assets	$	18,843,376

The deferred tax asset for intangibles relates to the tax basis of amortizable intangible assets created in 2004 as a result of the Company's acquisition by Wachovia and the related purchase price in excess of tax basis. The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred tax asset can be supported by expected future taxable income.

(9) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, which are primarily domestic financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty. The Company manages credit risk by dealing only with approved counterparties under specific credit limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Counterparty limits are monitored on an ongoing basis.

END